Exhibit 99.1

Bogotá, June 1, 2020—Avianca Holdings S.A. (the “Company” or “Avianca”), informs that as reported on May 12, 2020, the New York Stock Exchange (“NYSE”) suspended trading of the American Depositary Shares (“ADSs”) and requested the Securities and Exchange Commission (“SEC”) to deregister the ADSs once certain procedures are finalized. Avianca confirms that, by means of a notice from the NYSE pursuant to Form 25-NSE, Avianca received notice that all the conditions precedent to delisting set forth under SEC Rule 12d2-2(b) have been satisfied, the Company’s ADSs were deregistered under Section 12 (b) of the Securities Exchange Act of 1934. In addition, as set forth in our information dated May 18, 2020, as of this date, we are unaware of the implication or effect that the NYSE’s decision could have on a Colombian investor, since all the mechanisms for negotiation in respect the Company’s preferred shares in the Colombia Securities Exchange, or BVC (Bolsa de Valores de Colombia) remain in place.

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com